[Perkins Coie LLP Letterhead]
May 9, 2007
VIA EDGAR FILING AND FEDERAL EXPRESS
Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20002

Re:	Rocky Mountain Chocolate Factory, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2006
Filed May 5, 2006
Form 10-Q for the Quarter Period Ended November 30, 2006
Filed January 5, 2007
File No. 0-19514
Dear Mr. Hiller:
     On behalf of Rocky Mountain Chocolate Factory, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Forms 10-K for the fiscal year ended February 28, 2006, and 10-Q for the quarterly period ended November 30, 2006, as set forth in your comment letter dated January 24, 2007 (the “Comment Letter”). These responses will supplement the Company’s responses provided in the response letter dated April 20, 2007 (the “Second Response Letter”) and are based on the Company’s conversations with you on April 26, 2007.
     Our understanding is that the Staff would like additional responses to comment 2 in the Comment Letter. The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth the Company’s response to each comment immediately below.
     With respect to the Staff’s comments on the Company’s previously filed Forms 10-K and 10-Q, we have responded to the comments and proposed new disclosure as part of this letter and request the Staff’s permission to allow the Company to comply with all applicable comments in future periodic filings only, rather than requiring the Company also to amend the previously filed

Mr. Karl Hiller
May 9, 2007

periodic reports. The Company believes that this approach is appropriate in light of the nature of the comments and the Company’s responses thereto, as well as the timing of the future filings. In this regard, the Company advises the Staff that it is an accelerated filer and therefore must file its Annual Report on Form 10-K for the year ended February 28, 2007 on or before May 14, 2007.
Form 10-K for the Fiscal Year Ended February 28, 2006
Financial Statements
Note 9-Operating Segments, page 39
2.	We note that you classify your business interests into two reportable segments: Franchising and Manufacturing. Previously you segregated Retail as a third reportable segment but now include the Retail segment in the Franchising segment. We also note your disclosure on page 32, stating that revenues derived from franchising represent collection of initial franchise fees and royalties from franchisees’ sales.

Since revenues from the company owned retail stores presumably represent sales of chocolates and other confectionery products directly to customers, please explain how you have met the aggregation criteria of SFAS 131, paragraph 17, to include activity of the Retail segment with that of the Franchising segment.

RESPONSE: As the Company previously discussed with the Staff, the Company combines its retail store operation with its franchising operation because it views the retail store operation as an integral part of its franchising effort. As stated in the Second Response Letter, the holding of retail operating units is not a separate significant business strategy. Rather, the retail stores provide an environment to test franchising initiatives such as testing new products and promotions, information technology, operating and training methods and merchandizing techniques. The retail stores and franchising operations also share common personnel. Store personnel participate in franchisee training and help open new franchises. In reviewing SFAS 1311, Paragraph 10, the retail segments do not satisfy Criteria B in that the operating results of retail segments are not reviewed regularly by the Company to make a determination of how resources are to be allocated to the segment and assess its performance. Again, the retail operations are assessed in conjunction with the franchise operations.

The last time the Company accounted for and disclosed retail as a separate segment was in its Form 10-K for the fiscal year ended February 28, 2002. The language that you reference in Note 9 to the Company’s financial statements is carryover language from the practice that ended with the fiscal year ended February 28, 2002, should not have been included and will not be included in future filings. Since the financials included in the Company’s upcoming 10-K will only reference fiscal years ended February 28 (29), 2007, 2006 and 2005, the Company does not believe there is any need for additional disclosure to explain this change that occurred five years ago.

Mr. Karl Hiller
May 9, 2007

     The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact me at (303) 291-2314.

Very truly yours,
/s/ Sonny Allison

Sonny Allison

cc:	Nasreen Mohammed (U.S. SEC, Division of Corporation Finance)
Bryan Merryman (Rocky Mountain Chocolate Factory)
John Moore (Rocky Mountain Chocolate Factory
David Steiner (Ehrhardt Keefe Steiner & Hottman)